UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2010

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Notice to the Market

Banco Bradesco and Banco do Brasil sign a Heads of Agreement with Caixa Econômica to establish its interest in the operation of Elo, a Brazilian card brand and to create new business in the prepaid card segment

Banco Bradesco S.A., complementing the Material Fact disclosed on April 27th, 2010, informs to its shareholders, customers, employees and the market in general that, together with Banco do Brasil S.A.,  it signed a non-binding Heads of Agreement (“Heads of Agreement”), on this date, with Caixa Econômica Federal (Caixa), aiming at:

•     Caixa’s interest in a company to be incorporated, which will manage Elo, a Brazilian brand of credit, debit and prepaid cards to the customers of both banks, whether they are account holders or not;

•     evaluating the possibility of developing new prepaid card business, through the creation of a payment means company or the use of already existing companies that are in line with the business.

The Banks also announce that they are studying the possibility to:

•     increase Caixa’s interest in Cielo S.A.;

•     discuss a possible participation of Caixa in a project to share ATM terminals.

The conclusion of the operation is subject to technical, legal and financial studies, the satisfactory negotiation of the final documents and compliance with the applicable legal and regulatory requirements.

Additional information will be disclosed opportunely to the market as negotiations move forward.

Cidade de Deus, Osasco, SP, August  9th, 2010

Banco Bradesco S.A.

Domingos Figueiredo de Abreu

Executive Vice-President and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 09, 2010

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.